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                      [AMSERV HEALTHCARE INC. Letterhead]


April 2, 1996



Mr. Thomas M. Clarke, President
Stockbridge Investment Partners, Inc.
The Berkshire Common
2 South Street, Suite 360
Pittsfield, Massachusetts  01201

Via Facsimile and Overnight Courier

Dear Mr. Clarke:

We are in receipt of your letter dated March 29, 1996 to the Board of Directors of AMSERV HEALTHCARE INC. which has been forwarded to the Directors. In order for the Board to properly evaluate your proposal, please provide the Board and our financial advisors, Batchelder & Partners, Inc., with detailed answers to the following questions:

1. Due Diligence.  Please advise as to whether your proposal is subject to due
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   diligence and, if so, please advise us as to the nature and timing of such due diligence.

2. Financing.  Please advise as to whether your proposal is subject to
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   financing.  If so, please provide detailed information on financing prospects, due diligence required, terms, timing and other relevant information.

   If such proposal is not subject to financing, please provide details of source(s) of financing including commitment letters from debt and/or equity sources and the material terms of such commitments.

3. Merger.  Please advise how your proposed offer would be structured as a
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   merger.  Indicate what entity would be the merger partner, the mechanics of the offer and/or  merger, and what entity would be the survivor.

As you know, the Company has a definitive Merger Agreement in place with Star Multi Care Services, Inc. which provides that AMSERV is prohibited from soliciting proposals for a sale or business combination subject to fiduciary obligations of the Board of Directors. Such provisions provide for a break-fee and the reimbursement of expenses in the event the Board of Directors were to accept a competing proposal subject to their fiduciary obligations. The Merger Agreement also requires that we keep Star informed of the receipt of any unsolicited written offers and the status of any discussions. These contractual obligations must be honored in accordance with the Merger Agreement.

Mr. Thomas Clarke
Stockbridge Investment Partners, Inc.
April 2, 1996
Page 2


With regard to Paragraph 4 of your letter, please be advised that given the working capital requirements associated with continuing operations, costs of consent solicitations, expenses incurred to date in our efforts to consummate the proposed merger with Star, prospective expenses associated with the consummation of your proposed transaction, and other obligations, the cash and working capital requirements required in Paragraph 4 cannot be achieved at the closing of a transaction as you propose.

With regard to Paragraph 5 of your letter, please be advised that the Company entered into Amendments to the Employment Agreements of Leslie Hodge and Lori Anderson. The Board approved the Amendments in principle on or about October 23, 1995, but the documents were not finalized until January 9, 1996.

Please address the issues outlined herein as soon as possible. Upon the satisfaction of the outlined issues the Board of Directors will respond in detail to your proposal.

Sincerely,



Leslie Hodge
Vice President - Administration



LH/ssm

cc:  Board of Directors
     David Batchelder
     Scott N. Wolfe, Esq.